Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated as of December 17, 2020, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

COLLECTORS UNIVERSE, INC.

at

$75.25 NET PER SHARE

Pursuant to the Offer to Purchase dated as of December 17, 2020 by

Cards Acquisition Inc.

an indirect wholly owned subsidiary of

Cards Parent LP

Cards Acquisition Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Cards Parent LP (“Parent”), a Delaware limited partnership, hereby offers to purchase for cash all of the outstanding shares (collectively, the “Shares”) of common stock, par value $0.001 per share, of Collectors Universe, Inc., a Delaware corporation (“Collectors Universe”), at a price of $75.25 per Share, without interest and subject to any required withholding taxes (such amount or any higher amount per share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated as of December 17, 2020 (the same, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Offer to Purchase”), and in the related letter of transmittal (the same, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Broadridge (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK TIME, ON JANUARY 19, 2021 (ONE MINUTE AFTER 11:59 P.M., NEW YORK TIME, ON JANUARY 19, 2021), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 30, 2020 (as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Collectors Universe. The Merger Agreement provides that, after completion of the Offer, Purchaser will be merged with and into Collectors Universe (the “Merger”), with Collectors Universe continuing as the surviving corporation in the Merger and an indirect wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares: (a) owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, Collectors Universe or any direct or indirect wholly owned subsidiary of Collectors Universe; (b) held by stockholders of Collectors Universe who have properly and validly exercised, and not withdrawn or otherwise lost, their appraisal rights under Section 262 of the Law of the State of Delaware, as amended (the “DGCL” and such Shares, “Dissenting Shares”); and (c) any “excluded stock” within the meaning of Section 251(h)(6) of the DGCL, including, for the avoidance of doubt, the Turner Rollover Shares (as defined in the Offer to Purchase) (collectively, clauses (a) through (c), “Excluded Shares”)), will be converted into the right to receive $75.25 in cash, without interest and less any required withholding taxes.

The Offer and withdrawal rights will expire at 12:00 midnight, New York time (one minute after 11:59 p.m., New York time, on January 19, 2021) (the “Expiration Time”), on January 19, 2021 (the “Expiration Date,” unless extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest date at which the Offer, as so extended by Purchaser, shall expire).

The Offer is conditioned upon the satisfaction, or (to the extent waivable) waiver by Parent (in accordance with the terms of the Merger Agreement), of the following conditions at the Expiration Time: (a) the number of Shares validly tendered, received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any Shares beneficially owned by Parent or any wholly owned subsidiary of Parent, equaling at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Time (such condition, the “Minimum Condition”); (b) the statutory waiting period (and any extensions thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 will have expired or been earlier terminated; (c) no U.S. or non-U.S. (including any supranational) governmental, quasi-governmental, regulatory or self-regulatory authority, agency, commission, body or other entity or any subdivision or instrumentality thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator (public or private) or any subdivision or instrumentality thereof, in each case of competent jurisdiction (“Governmental Entities”), enacting, issuing, promulgating, enforcing or entering any law (whether temporary, preliminary or permanent) that is in effect and makes unlawful or prevents the consummation of the Offer or the Merger; (d) certain representations and warranties made by Collectors Universe in the Merger Agreement being true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement, as further described in the Offer to Purchase; (e) Collectors Universe having performed in all material respects each of its obligations required to be performed by it under the Merger Agreement as further described in the Offer to Purchase; (f) since the date of the Merger Agreement, there not having occurred any event, change, development, circumstance, fact or effect that, individually or in the aggregate, has resulted in or is reasonably expected to result in a Material Adverse Effect (as defined in the Offer to Purchase); (g) Parent and Purchaser having received a certificate duly executed on behalf of Collectors Universe by an executive officer of Collectors Universe (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability), certifying that the Representations Condition, the Performance of Obligations Condition and the No Material Adverse Effect Condition (each as defined in the Offer to Purchase) have been satisfied; (h) Parent having received from Collectors Universe a Statement of Non-U.S. Real Property Holdings Corporation Status, in compliance with Treasury Regulations Section 1.1445-2(c)(3), dated as of the date of consummation of the Offer and executed by Collectors Universe, in a form reasonably acceptable to Parent; and (i) the Merger Agreement not having been terminated in accordance with its terms.

The purpose of the Offer is to acquire control of, and the entire equity interest in, Collectors Universe. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger on the first business day after the consummation of the Offer.

Following careful consideration, the board of directors of Collectors Universe (the “Collectors Universe Board”), has: (a) approved and declared it advisable, to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, including the Merger and the Offer (the “Transactions”), upon the terms and subject to the conditions set forth in the Merger Agreement; (b) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, Collectors Universe and the holders of Shares, other than Excluded Shares (as defined in the Offer to Purchase), that are not Dissenting Shares (as defined in the Offer to Purchase); (c) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (d) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the stockholders of Collectors Universe tender their Shares to Purchaser pursuant to the Offer, subject to the terms and conditions set forth in the Merger Agreement.

THE COLLECTORS UNIVERSE BOARD RECOMMENDS THAT THE STOCKHOLDERS OF COLLECTORS UNIVERSE TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Collectors Universe in accordance with Section 251(h) of the DGCL.

Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), pursuant to the Merger Agreement, Purchaser expressly reserves the right, at any time, to increase the Offer Price, waive any condition of the Offer (other than the Minimum Condition, which may only be waived with the prior written consent of Collectors Universe) or to otherwise make changes to the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement. However, pursuant to the Merger Agreement, (a) the Minimum Condition may not be amended or otherwise modified or waived, (b) Purchaser may not decrease the Offer Price and (c) no change may be made to the Offer that (i) changes the form of consideration to be delivered by Purchaser pursuant to the Offer, (ii) decreases the number of Shares sought to be purchased by Purchaser in the Offer, (iii) imposes conditions or requirements to the Offer in addition to the conditions of the Offer under the Merger Agreement, (iv) except as provided by the Merger Agreement, terminates the Offer or accelerates, extends or otherwise changes the Expiration Date, (v) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or (vi) provides any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), in each case without the prior written consent of Collectors Universe.

Unless the Merger Agreement has been terminated in accordance with its terms, (a) Purchaser will, and Parent will cause Purchaser to, extend the Offer from time to time for the minimum period required by any law and (b) if, as of the then-scheduled Expiration Date, any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, then Purchaser will extend the Offer for up to three (3) additional periods of ten (10) business days per extension (or such longer period as may be agreed to by the parties in writing) to permit such conditions of the Offer to be satisfied. If any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, as of the then-scheduled Expiration Date of the last extension period referred to above, Purchaser may extend the Offer until such time as the conditions of the Offer are satisfied or waived (to the extent waivable) to permit such conditions to be satisfied.

In no event, however, will Purchaser be required to, or, without Collectors Universe’s prior written consent, be permitted to, extend its Offer beyond the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) April 30, 2021 and (c) the final Expiration Date following extension of the Offer in accordance with the terms referred to above.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York time, on the next business day after the day on which the Offer was scheduled to expire.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price be paid, regardless of any extension of the Offer or any delay in making such payment.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates evidencing such Shares (the “Share Certificates”) or, if the Shares are held via a book entry at The Depository Trust Company (the “Book-Entry Transfer Facility”), confirmation of a book-entry transfer (a “Book Entry Confirmation”) of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in the Offer to Purchase, (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn pursuant to Section 14(d)(5) of the Exchange Act after February 15, 2021, which is the sixtieth (60th) day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares, including questions as to the proper completion of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form of transfer of any Share Certificates, will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of, or payment for Shares, which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto) will be final and binding.

However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

Collectors Universe has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Collectors Universe’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its, his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger in light of its, his or her particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase, the related Letter of Transmittal and the other exhibits to the Tender Offer Statement on Schedule TO contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Additionally, copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Such copies will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (877) 456-3510

Banks and Brokers Call Collect: (212) 750-5833

December 17, 2020

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